Exhibit 12.1

Intcomex, Inc.

Ratio of Earnings to Fixed Charges

000’s

	Years ended December 31,						Six months ended June 30,
	2005		2004		2003		2006		2005
							(Unaudited)
Earnings
+ Pretax income from continuing operations	$14,818		$22,900		$21,257		$6,666		$10,312
+ Interest expense	13,776		3,267		465		7,408		4,067
+ Amortization of deferred financing costs	3,029		162		—		652		250
+ Distributed income of equity investees	—		—		—		—		—
+ % share of equity investees guarantees	—		—		—		—		—
- Interest capitalized	—		—		—		—		—
- Preferred security dividends	—		—		—		—		—
- Minority Interest income	—		—		—		—		—

Total earnings	$31,623		$26,329		$21,722		$14,726		$14,629

Fixed Charges
+ Interest expense	$13,776		$3,267		$465		$7,408		$4,067
+ Amortization of deferred financing costs	2,956		162		—		547		250
+ Accretion of debt discount	73		—		—		105		—
+ Estimate of interest in rental expense (included in Selling, General and Administrative)	247		107		119		178		105

Total fixed charges	$17,052		$3,536		$584		$8,238		$4,422

Ratio of earnings to fixed charges	1.9	×	7.4	×	37.2	×	1.8	×	3.3	×